City of Buenos Aires, January 24, 2025

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

MERCADO ABIERTO ELECTRÓNICO

Ref.:       Relevant Event. Redemption of Series 1 7.500% Notes due 2027

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), regarding the Series 1 7.500% Notes due 2027 (the “2027 Notes”) issued by the Company. We hereby notify you that, having met the Redemption Condition (as defined in the Relevant Event published on December 5, 2024), on January 24, 2025 the Company redeemed the 2027 Notes for the remaining outstanding amount of US$352,704,000.

As a result of the aforementioned redemption, no 2027 Notes remain outstanding.

Sincerely,

María Agustina Montes

Head of Market Relations